UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*

                          STORAGE TRUST REALTY
    -------------------------------------------------------------------
                            (Name of Issuer)

          Common Shares of Beneficial Interest, $0.01 Par Value
    -------------------------------------------------------------------
                     (Title of Class of Securities)

                                861909109
    -------------------------------------------------------------------
                             (CUSIP Number)

    David Goldberg, 701 Western Avenue, Glendale, California 91201-2397
                          818/244-8080, ext. 529
    -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 28, 1998
    -------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.
             95-3551121

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             WC

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         964,000

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         964,00

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          964,000

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          5.998%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             B. Wayne Hughes

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             PF, BK

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             USA

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         -0-

                  8    Shared Voting Power
                         -0-

                  9    Sole Dispositive Power
                         -0-

                  10   Shared Dispositive Power
                         -0-

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          0%

 14   Type of Reporting Person*
          IN

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Statement on Schedule 13D dated July 30, 1998 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI"), relating to the Common Shares of Beneficial Interest, $0.01 par value (the "Shares"), of Storage Trust Realty, a Maryland real estate investment trust (the "Issuer"), is amended by this Amendment No. 1 (the "Amendment") as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 2. Identity and Background

        Item 2 of the Schedule 13D is supplemented as follows:

        This Amendment is being filed by PSI and B. Wayne Hughes (collectively, the "Reporting Persons").

        B. Wayne Hughes, a United States citizen, is Chairman of the Board and Chief Executive Officer of PSI. He is the father of B. Wayne Hughes, Jr., an officer and director of PSI, and of Tamara L. Hughes, a Vice President-Administration of PSI. Members of the Hughes family own an aggregate of approximately 30% in value of all outstanding classes of stock of PSI. Mr. Hughes' business address is 701 Western Avenue, Glendale, California 91201-2397.

        Because of the relationship between the Reporting Persons, the Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

        During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation

        Item 3 of the Schedule 13D is supplemented as follows:

        As of the date of this Amendment, B. Wayne Hughes does not own any Shares. All funds to be used for his purchase of Shares, if any, are expected to be obtained from his personal funds or from borrowings under his existing line of credit with a commercial bank.

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is supplemented as follows:

        By letter dated August 24, 1998 Issuer confirmed in writing its board's refusal to allow PSI to increase its ownership of Shares. On August 28, 1998, PSI withdrew its August 3 merger proposal effective as of September 4, 1998, unless accepted by the Issuer's board before that date, but PSI stated as follows: "We would appreciate the opportunity to participate in the process being set up by Merrill Lynch to evaluate proposals for your company. Depending on market conditions and other factors, we may or may not submit a bid in that process."

        Copies of Issuer's letter dated August 24 and PSI's letter dated August 28 are attached to this Statement as Exhibits 4 and 5, respectively.

        As of the date of this Amendment, B. Wayne Hughes does not own any Shares. Mr. Hughes may, at any time, consistent with his obligations under the federal securities laws and other limitations, determine to acquire Shares and thereafter increase or decrease his ownership of Shares through purchases or sales of Shares in the open market or in privately-negotiated transactions. Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known regarding an investment in the Issuer.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is supplemented as follows:

        (a) As of the date of this Amendment, PSI owned 964,000 Shares, which constitute approximately 5.998% of the total number of Shares outstanding. As of the date of this Amendment, to the best of PSI's knowledge, PSI would not be treated as the owner of any other Shares under Section 542(a)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code (the "REIT Ownership Test").

        As of the date of this Amendment, B. Wayne Hughes did not own any Shares. As of the date of this Amendment, to the best of Mr. Hughes' knowledge, neither Mr. Hughes nor members of the Hughes family would be treated as the owner of any Shares under the REIT Ownership Test, except for the Hughes family's approximate 30% indirect interest in the Shares held by PSI.

        (b) PSI has the sole power to vote and the sole power to dispose of all of the 964,000 Shares owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer

        Item 6 of the Schedule 13D is supplemented as follows:

        Except as disclosed herein, to the best knowledge of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any of the securities of Issuer, finder's fees, partnerships, joint ventures, other entities, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of Issuer. The Reporting Persons intend, from time to time, to consult with each other as to the Shares owned by each.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 - Letter from PSI to Issuer dated June 10, 1998. Previously filed.

        Exhibit 2 - Letter from Issuer to PSI dated June 18, 1998. Previously filed.

        Exhibit 3 - Letter from PSI to Issuer dated August 3, 1998. Previously filed.

        Exhibit 4 - Letter from Issuer to PSI dated August 24, 1998.  Filed herewith.

        Exhibit 5 - Letter from PSI to Issuer dated August 28, 1998.  Filed herewith.

        Exhibit 6 - Joint Filing Agreement.  Filed herewith.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1998

                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel

                                        /S/ B. WAYNE HUGHES
                                       ---------------------------------
                                       B. Wayne Hughes